December 6, 2007

Mail Stop 6010

Alan W. Schoenbart
Chief Financial Officer
Ortec International, Inc.
3960 Broadway
New York, NY 10032

> **Re: Ortec International, Inc.**
> **Amendment to Form SB-2**
> **Filed November 26, 2007**
> **File No. 333-146142**

Dear Mr. Schoenbart:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Stockholders, page 37

1.   Given your response to prior comment 1 in our letter to you dated October 12, 2007, please tell us why Lonza is not named in the selling stockholder table.

2.   Please identify the individuals who beneficially own the shares held in the name of the entities mentioned in the table.

3.   Given the size of the offering by many of your selling security holders relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling shareholders, we are unable to agree that those transactions are appropriately characterized as transactions eligible to be made on a shelf basis under Rule 415(a)(1)(i). Therefore, since you do not appear to be eligible to conduct a primary at-the-market offering under Rule 415(a)(4), you should file

the registration statement after the conversion of the outstanding securities using a form that you can use to register a primary offering, identify the selling security holders as underwriters in that registration statement, and include the fixed price at which the underwriters will sell the securities throughout the duration of the offering.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Eduardo Aleman at (202) 551-3646 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc(via facsimile): Gabriel Kaszovitz, Esq.